UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 21, 2014, Seadrill Partners LLC (the “Company”) purchased an additional 28% interest in Seadrill Operating LP (“Seadrill Operating”) from Seadrill Limited for $373 million pursuant to a Limited Partner Interest Purchase Agreement dated July 17, 2014 (the “Purchase Agreement”). The Purchase Agreement is attached hereto as Exhibit 10.1.

Also, in connection with the purchase, the Agreement of Limited Partnership of Seadrill Operating was amended and restated as of July 21, 2014 (the “LPA Agreement”). The LPA Agreement is attached hereto as Exhibit 10.2.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-196286) ORIGINALLY FILED WITH THE SEC ON MAY 27, 2014

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

10.1	Limited Partner Interest Purchase Agreement dated July 17, 2014

10.2	Amended and Restated Agreement of Limited Partnership of Seadrill Operating LP dated July 21, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: July 21, 2014	By:	/s/ Graham Robjohns
Graham Robjohns
Chief Executive Officer

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